UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5 1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06

(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction value was calculated by multiplying $115,000,000 (the aggregate principal amount of Alliance One International, Inc.’s 5 1/2% Convertible Senior Subordinated Notes due 2014 originally sought to be purchased) by the tender offer price of $1,030 per $1,000 principal amount of such notes, and adding accrued and unpaid interest on such amount of the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on July 26, 2013, Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on July 30, 2013, Amendment No. 4 to the Schedule TO (“Amendment No. 4”) filed with the SEC on August 1, 2013, and Amendment No. 5 to the Schedule TO (“Amendment No. 5,” and together with Amendment No. 1, Amendment No. 2. Amendment No. 3 and Amendment No. 4, the “Amendments”) filed with the SEC on August 2, 2013 (as so amended and supplemented by the Amendments, the “Original Schedule TO”), relating to Alliance One’s offer to purchase up to $30.0 million in aggregate principal amount of the Company’s outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated July 30, 2013 (as supplemented and amended by Amendment No. 4 and Amendment No. 5, the “Original Offer to Purchase”), and the related Amended Letter of Transmittal (“Letter of Transmittal”), copies of the originals of which are filed as exhibits to Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 6. Except as otherwise indicated herein, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 6 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Item 10	Financial Statements

(a)	Financial Information.

(2) The information set forth in “Part I, Item 1, “Financial Statements (Unaudited)” of Alliance One’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 is incorporated herein by reference. For information on how to inspect and obtain copies of Alliance One’s Securities and Exchange Commission filings, including such Quarterly Report on Form 10-Q, see the information set forth in the Original Offer to Purchase, as amended hereby, in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference”.

(3) The information in the section entitled “Summary Unaudited Historical and Pro Forma Financial Information (Quarterly)” set forth in Supplement No. 2 dated August 12, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(x) to this Amendment No. 6, is incorporated herein by reference.

(4) The information in the section entitled “Summary Unaudited Historical and Pro Forma Financial Information (Quarterly)” set forth in Supplement No. 2 dated August 12, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(x) to this Amendment No. 6, is incorporated herein by reference.

(b) Pro Forma Information. The information in the sections entitled “Summary Unaudited Historical and Pro Forma Financial Information (Quarterly)” and “Pro Forma Condensed Consolidated Financial Statements (Quarterly)” set forth in Supplement No. 2 dated August 12, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(x) to this Amendment No. 6, is incorporated herein by reference.

(c) Summary Information. The information in the section entitled “Summary Unaudited Historical and Pro Forma Financial Information (Quarterly)” set forth in Supplement No. 2 dated August 12, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(x) to this Amendment No. 6, is incorporated herein by reference.

Item 11	Additional Information.

(c) Other Material Information. The first paragraph of the section entitled “Incorporation of Certain Documents by Reference” of the Original Offer to Purchase is replaced with the following:

Alliance One is “incorporating by reference” the information it has filed with the SEC into this Offer to Purchase, which means that Alliance One is disclosing important information to you by referring you to those documents. Alliance One incorporates by reference into this Offer to Purchase the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offer to Purchase:

•	Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed with the SEC on June 17, 2013;

•	Alliance One’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 9, 2013;

•

Alliance One’s Current Reports on Form 8-K (including amendments on Form 8-K/A) filed with the SEC on June 13, 2013, June 18, 2013, July 1, 2013, July 17, 2013, July 26, 2013 (two reports), July 29, 2013, August 1, 2013 and August 9, 2013; and

•	Alliance One’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 8, 2013.

Item 12	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(x)	Supplement No. 2 dated August 12, 2013 to Amended Offer to Purchase dated July 30, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
	Name:	Robert A. Sheets
	Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: August 12, 2013

EXHIBIT INDEX

Exhibits filed as part of this Amendment No. 6 are listed below.

Exhibit Number	Description

(a)(1)(x)	Supplement No. 2 dated August 12, 2013 to Amended Offer to Purchase dated July 30, 2013

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